Exhibit 99.1

Claude Resources Inc. Provides Madsen Gold Project Update

"Initiates Rehabilitation of the 16th Level"

Trading Symbols

TSX - CRJ

NYSE Amex - CGR

SASKATOON, Nov. 1 /CNW/ - Claude Resources Inc. ("Claude" or the "Company") today announced that it has successfully de-watered past the 16th level of the Madsen Mine shaft in Red Lake, Ontario. Rehabilitation of the 16th level has started and two drill chambers are expected to be developed by the end of the first quarter of 2011. De-watering past the 16th level is necessary for the Company to target and drill extensions to the high grade 8 Zone and to test associated sub-parallel systems.

Phase I of the 8 Zone drill program, which was completed in 2009, targeted extensions to the 8 Zone with five successful holes. Phase I tested and demonstrated down plunge continuity, with multiple high grade intercepts and visible gold. Inclusive of three historic holes, the five holes contributed 185,000 inferred ounces of gold towards the National Instrument 43-101 resource calculation the Company announced in December of 2009. Highlights from the Phase I drill program are listed below.γ

Table 1: Highlights from Phase I of the 8 Zone drill program at the Madsen Mine, Ontario.

Hole ID	From (m)	To (m)	Au (g/t)	Length (m)	Au (oz/ton)	Length (ft)	Visible Gold Noted

MUG-08-01	883.00	883.75	127.12	0.75	3.71	2.46	yes
MUG-09-02b	891.25	891.70	21.52	0.45	0.63	1.48	yes
MUG-09-03 (incl)	915.40	917.89	33.39 58.18	2.49 1.25	0.97 1.70	8.17 4.10	yes yes
MUG-09-04 (incl)	909.55	917.45	25.77 141.80	7.90 0.95	0.75 4.14	25.92 3.12	yes yes
MUG-09-05 (incl)	943.51	946.90	24.30 62.09	3.39 1.22	0.71 1.81	11.45 4.00	yes yes

"The 8 Zone Trend shows strong similarities to Goldcorp's High Grade Zone and has seen limited historic exploration at depth or along strike," stated Brian Skanderbeg, Vice President of Exploration. "Results from Phase I of the underground drill program demonstrated the multi-ounce nature of the system and potential for multiple sub-parallel lenses. Based on these results, an extensive Phase II exploration program has been designed to expand the 8 Zone resource to depth and further explore the trend."

Phase II of the program will include two underground drills targeting the 8 Zone Trend. The program will focus on testing western strike, down plunge and up-plunge extensions as well as footwall targets sub-parallel to the 8 Zone. If successful, this program will could add significantly to the Company's current 1.23 million ounce National Instrument 43-101 resource estimate.

For the remainder of 2010, the Company will continue to rehabilitate the 16th level. Underground drilling is expected to begin near the end of the first quarter in 2011 and run throughout the year. Claude will also continue to drill surface targets, such as the Austin East extension and Starratt-Olsen. Both projects are within close proximity to the Madsen mill. Historic drill results from both the Austin and Starratt-Olsen targets demonstrate the potential to extend known mineralization.

The 10,000 acre, Madsen project is 100 percent owned by Claude Resources Inc and encompasses four past-producing mines. This advanced exploration property contains extensive infrastructure including a 500 ton per day mill with expansion capacity, a permitted tailings management facility and a five compartment 4,000 foot operating shaft. Total recorded historic production for the Madsen Mine is 2.4 million ounces at an average recovered grade of 0.283 oz/ton (9.7 g/t). A Madsen property location map, schematic cross section, 8 Zone longitudinal section showing current and historic drilling as well as core photographs are available on Claude's website

http://www.clauderesources.com/.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. Since 1991, Claude has produced over 915,000 ounces of gold from its Seabee Gold Mine. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Property in northeastern Saskatchewan.

Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration, is the Qualified Person who has reviewed and approved this news release. Drill core was halved and samples averaging 1.0 to 1.5 meters were submitted to Accurassay Laboratories in Thunder Bay, Ontario, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 20 samples). Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques. Intercepts are reported as drilled widths and interpreted to vary between 70 percent to 85 percent of true widths. Composites were calculated using a 3 g/tonne cut-off and may include internal dilution.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Press Release may contain statements which constitute 'forward-looking' statements, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion and Analysis, which may be viewed on SEDAR at http://www.sedar.com/.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCE ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves." Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

%CIK: 0001173924

For further information:

Philip Ng, P.Eng, Vice President, Mining Operations
Phone: (306) 668-7505
or
Brian Skanderbeg, P.Geo, Vice President, Exploration
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: http://www.clauderesources.com/

CO: CLAUDE RESOURCES INC.

CNW 07:15e 01-NOV-10